SANYO

SEMIANNUAL REPORT 2003

For the six months ended September 30, 2003

SANYO Electric Co., Ltd.

FINANCIAL HIGHLIGHTS

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2003	2002	**2003**	
	¥1,231,135	¥1,045,053	**$11,091,306**	17.8%
	7,519	2,464	**67,739**	205.2
	Yen		U.S. Dollars	
	¥4.05	¥1.32	**$0.04**	206.8%
	4.05	1.32	**0.04**	206.8
	3.00	3.00	**0.03**	—

SEGMENT INFORMATION

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars	% Change from Same Period of Previous Year
	2003	2002	**2003**	
y:				
nmunications Equipment	**¥ 551,232**	¥ 414,246	**$ 4,966,054**	33.1%
	125,739	126,756	**1,132,784**	−0.8
ial Equipment	**98,541**	96,972	**887,757**	1.6
	242,042	224,703	**2,180,558**	7.7
	163,257	133,277	**1,470,784**	22.5
	50,324	49,099	**453,369**	2.5
	¥1,231,135	¥1,045,053	**$11,091,306**	17.8
	¥ 620,245	¥ 529,527	**$ 5,587,793**	17.1%
	333,291	273,894	**3,002,622**	21.7
	166,532	143,884	**1,500,288**	15.7
	87,384	76,617	**787,243**	14.1
	23,683	21,131	**213,360**	12.1
	¥1,231,135	¥1,045,053	**$11,091,306**	17.8

translated from yen, for convenience only, at the rate of ¥111 = US$1, the approximate effective rate of exchange at September 30, 2003.

utlook

: Company" refers to SANYO Electric Co., Ltd., and "Sanyo" to SANYO Electric Co., Ltd., and its subsidiaries, unless otherwise specified.
innual report other than past factual matters represent outlooks for projected future results and are in accordance with Sanyo's present plans,
l on management judgments in the light of currently available information. Therefore, Sanyo does not guarantee the accuracy and reliability of
ks that you do not rely on this information alone.
uncertainties related to factors causing changes in business results. The principal factors influencing results include 1) large changes in eco-
narkets as well as changes in consumption in businesses in which Sanyo engages; 2) the effects of changes in the exchange rates between the
:he yen and other currencies on Sanyo's international business activities; 3) various trade restrictions in the markets of each country; and 4)
' technologies, new products, and new services amid rapid technological innovation in information technology (IT), market competition, and price
ld be noted that factors affecting Sanyo's performance are not limited to these factors and that there are other factors that contain latent risks

ɜ interim period ended September 30,
in reforming our business. We are
;onsolidated net sales jumped 17.8%
ɜ previous fiscal year and that operat-
ό. Profitability soared, with operating
ıd net income increasing approximate-

electronic devices, and batteries con-
3%, or ¥186.1 billion, surge in consoli-
1 billion. Compared with the same
stic sales rose 17.1%, or ¥90.7 billion,
rseas sales increased 18.5%, or ¥95.4
nilar growth rates at home and
ortion of domestic and overseas sales
ıe same as in the first half of the pre-

ʼ/Information and Communications
with the same period in the previous
gth of sales growth in all major prod-
. Overall segment sales amounted to
3.1%, or ¥137.0 billion, and the ratio
es was 49:51. Segment operating
ɜ same period a year before, to ¥25.3

r phones, digital cameras, and optical
ıbust, with cellular phone sales gain-
from the first half in the prior fiscal
the trend in cellular phones to con-
ar phone sales of 10 million units for

nt sales edged down 0.8%, or ¥1.0
m the same period a year before
ɜshing machines and home-use
ı in refrigerator and air-conditioner
ıe. Domestic sales provided the lion's
ɔerating loss improved ¥1.7 billion, to



Satoshi Iue, Chairman & Chief Executive Officer (left)
Yukinori Kuwano, President & Chief Operating Officer (right)

¥3.8 billion, compared with the first half of the previous year. The Home Appliances segment continues to shift production overseas. On a consolidated basis, overseas production accounted for 48.4% of manufacturing during the interim period, and plans call for this figure to rise to approximately 50% by the end of the fiscal year.

Industrial and Commercial Equipment segment sales increased 1.6%, or ¥1.6 billion, to ¥98.5 billion, over the same period a year earlier thanks to firm sales of commercial kitchen equipment and package air conditioners. Domestic sales remained the dominant contributor to sales, at 84.0%. Operating income climbed 8.3% year on year, to ¥1.3 billion.

Sales by the Electronic Devices segment rose 7.7%, or ¥17.3 billion, over the same interim period a year earlier, to ¥242.0 billion. The increase came on the strength of expanded sales of the major product categories of semiconductors, liquid crystal

:ctronic components. Among the seg-
cts, sales of charge-coupled devices
:ially. Overseas sales provided the greater
, at 60.9%, with domestic sales contribut-
come increased 20.1% over the same
¥12.2 billion.
iles surged 22.5%, or ¥30.0 billion, to
same period in the previous year. Among
lithium-ion batteries posted particularly
sales were dominant in this segment,
ales. Operating income decreased 3.5%,
e first-half period a year earlier.
segment increased 2.5%, or ¥1.2 billion,
the previous year, to ¥50.3 billion.
d the overwhelming portion of segment
:ing income was down 14.1% beyond that
ar earlier, to ¥10.1 billion.
w slightly more, at 19.1%, than our
revenue, which increased 17.2%, and
l administrative expenses rose 5.2%.
ated operating income soared 35.3%,
, to ¥45.5 billion, over the same period
other expenses, interest expenses
ar on year thanks to our efforts to reduce
bt. Consequently, consolidated net income
that of the same period in the previous
¥7.5 billion.
nproved, with cash and cash equivalents
l rising to ¥310.7 billion over the same
'ear. Net cash provided by operating activ-
n. Because of a decrease in short-term
ents, we held net cash used in investing
n despite an increase in capital invest-
ases in the battery and semiconductor
sed in financing activities was ¥41.1 bil-
eases in short-term borrowings and repay-
it.
idend amounted to ¥3 per share, the same
:rim period in the previous fiscal year.

Progress with Major Reforms

Effective April 2003, we initiated a fundamental, groupwide reform of our business organization. We formed four business groups around core customer bases and divided those groups into highly efficient business units. Based on harnessing the driving power of this innovative organization and its systems, we have set ambitious goals for the Sanyo Group for the fiscal year ending March 2006. We target consolidated operating income of ¥160 billion and a ¥300 billion reduction in interest-bearing debt. We attribute our strong performance in the first half of the fiscal year under way to steady progress in the reform of our business and toward the achievement of our goals.

During the interim period under review, we achieved significant reductions in inventory assets and interest-bearing debt, strengthening our financial position. Inventory assets were down ¥44.1 billion from the same period in the previous fiscal year and ¥9.1 billion compared with March 2003. Similarly, interest-bearing debt fell ¥51.2 billion year on year and ¥40.9 billion compared with March 2003.

The Sanyo Group is committed to ongoing efforts to boost its corporate net worth. In undertaking this challenge, we look forward to the continued support of our shareholders.

December 2003

Satoshi Iue
Chairman & Chief Executive Officer

Yukinori Kuwano
President & Chief Operating Officer

›NSOLIDATED STATEMENTS OF INCOME (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
ue:			
	¥1,231,135	¥1,045,053	**$11,091,306**
	45,807	44,251	**412,676**
	1,276,942	1,089,304	**11,503,982**
	1,035,384	869,337	**9,327,784**
strative	**196,097**	186,367	**1,766,639**
	1,231,481	1,055,704	**11,094,423**
	45,461	33,600	**409,559**
	4,272	4,455	**38,487**
	10,256	9,550	**92,396**
	14,528	14,005	**130,883**
	7,768	9,725	**69,982**
ı losses, net	**4,478**	4,799	**40,343**
	26,207	24,587	**236,099**
	38,453	39,111	**346,424**
xes and minority interests	**21,536**	8,494	**194,018**
	8,808	10,073	**79,352**
	3,147	(6,635)	**28,351**
	11,955	3,438	**107,703**
ıterests	**9,581**	5,056	**86,315**
	2,062	2,592	**18,576**
	¥ 7,519	¥ 2,464	**$ 67,739**
	¥ 7,519	¥ 2,464	**$ 67,739**
nterest on convertible bonds, net of tax	**7,519**	2,464	**67,739**
ɔf shares (thousands)	**1,855,213**	1,869,639	
umber of shares (thousands)	**1,855,213**	1,869,639	
(yen and U.S. dollars)	**¥4.05**	¥1.32	**$0.04**
e (yen and U.S. dollars)	**4.05**	1.32	**0.04**

hted average number of shares for diluted net income per share in 2003 and 2002 do not include incremental shares of 48,164 thousand :tively, from assumed conversions of convertible bonds, since their effects are antidilutive.

CONSOLIDATED BALANCE SHEETS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries

	Millions of Yen		Thousands of U.S. Dollars
	September 30, 2003	March 31, 2003	**September 30, 2003**
	¥ 110,237	¥ 145,916	**$ 993,126**
	200,416	173,837	**1,805,550**
	310,653	319,753	**2,798,676**
	20,603	29,328	**185,613**
	439,247	416,580	**3,957,180**
	242,067	235,247	**2,180,784**
dated subsidiaries	**57,645**	57,094	**519,324**
accounts and financial charges	**(28,678)**	(28,506)	**(258,360)**
	332,119	341,226	**2,992,063**
	36,916	31,435	**332,577**
r	**85,083**	73,812	**766,513**
ets	**1,495,655**	1,475,969	**13,474,370**
es:			
dated subsidiaries	**33,822**	35,263	**304,703**
and other	**243,025**	223,604	**2,189,414**
	276,847	258,867	**2,494,117**
ipment:			
	468,760	477,324	**4,223,063**
nt	**993,119**	987,442	**8,947,018**
	1,461,879	1,464,766	**13,170,081**
on	**(997,383)**	(998,521)	**(8,985,432)**
	464,496	466,245	**4,184,649**
	144,788	144,450	**1,304,396**
s	**11,284**	16,300	**101,658**
	620,568	626,995	**5,590,703**
	164,511	185,563	**1,482,081**
	206,829	197,132	**1,863,324**
	¥2,764,410	¥2,744,526	**$24,904,595**

s in consolidated subsidiaries and stockholders' equity	Millions of Yen September 30, 2003	Millions of Yen March 31, 2003	Thousands of U.S. Dollars September 30, 2003
	¥ 399,016	¥ 407,298	$ 3,594,739
lebt	114,650	153,095	1,032,883
	479,580	456,781	4,320,541
ed subsidiaries	11,097	9,836	99,973
	31,507	31,598	283,847
	9,982	15,372	89,928
	23,506	24,180	211,766
/able and accrued expenses	251,776	228,082	2,268,252
ies	1,321,114	1,326,242	11,901,929
	589,418	583,556	5,310,072
rance costs	310,496	308,751	2,797,261
	2,221,028	2,218,549	20,009,262
llidated subsidiaries	46,198	44,785	416,198
housand shares			
ıd March 31, 2003—1,872,338 thousand shares	172,242	172,242	1,551,729
	336,030	336,029	3,027,297
	127,640	125,686	1,149,910
ıensive loss	(131,586)	(145,648)	(1,185,459)
	504,326	488,309	4,543,477
',097 thousand shares	(7,142)	—	(64,342)
',090 thousand shares	—	(7,117)	—
ɜquity	497,184	481,192	4,479,135
	¥2,764,410	¥2,744,526	$24,904,595

ꓷATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2003 and 2002

	Millions of Yen				
ı Stock—Thousands)	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Accumulated Other Comprehensive Income (Loss)	Total Comprehensive Income (Loss)
! (1,872,335)	¥172,241	¥336,028	¥209,674	¥(113,487)	
			2,464		¥ 2,464
;ome (loss):					
on securities					
illion)				(278)	(278)
tments for net losses on securities					
ıe (net of tax of ¥193 million)				263	263
;lation adjustments				(9,399)	(9,399)
on derivatives					
illion)				(463)	(463)
tments for net losses on derivatives					
ıe (net of tax of ¥349 million)				255	255
					¥ (7,158)
			(5,346)		
)onds (1)		1			
2002 (1,872,336)	¥172,241	¥336,029	¥206,792	¥(123,109)	
3 (1,872,338)	¥172,242	¥336,029	¥125,686	¥(145,648)	
			7,519		**¥ 7,519**
;ome (loss):					
ɔn securities					
3 million)				**18,835**	**18,835**
tments for net losses on securities					
ıe (net of tax of ¥185 million)				**33**	**33**
;lation adjustments				**(5,573)**	**(5,573)**
ɔn derivatives					
illion)				**457**	**457**
:tments for net gains on derivatives					
ıe (net of tax of ¥397 million)				**310**	**310**
					¥ 21,581
			(5,565)		
ıry stock		**1**			
2003 (1,872,338)	**¥172,242**	**¥336,030**	**¥127,640**	**¥(131,586)**	
	Thousands of U.S. Dollars				
3 (1,872,338)	$1,551,729	$3,027,288	$1,132,306	$(1,312,144)	
			67,739		**$ 67,739**
ɔome (loss):					
ɔn securities					
83 *thousand*)				**169,685**	**169,685**
:tments for net losses on securities					
ıe (net of tax of $1,667 thousand)				**297**	**297**
;lation adjustments				**(50,207)**	**(50,207)**
ɔn derivatives					
thousand)				**4,117**	**4,117**
:tments for net gains on derivatives					
ıe (net of tax of $3,577 thousand)				**2,793**	**2,793**
					$194,424
			(50,135)		
ıry stock		**9**			
2003 (1,872,338)	**$1,551,729**	**$3,027,297**	**$1,149,910**	**$(1,185,459)**	

ƎOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

SANYO Electric Co., Ltd. and Subsidiaries Six-month periods ended September 30, 2003 and 2002

	Millions of Yen		Thousands of U.S. Dollars
	2003	2002	**2003**
activities:			
	¥ 7,519	¥ 2,464	**$ 67,739**
et income to net cash provided by operating activities:			
ation	**53,455**	55,542	**481,576**
rketable securities and investment securities	**(3,789)**	46	**(34,135)**
erty, plant and equipment	**4,434**	81	**39,946**
s—deferred	**3,147**	(6,635)	**28,351**
liates and unconsolidated subsidiaries	**(371)**	(1,165)	**(3,342)**
bilities:			
s	**(42,818)**	(18,196)	**(385,748)**
s	**1,179**	18,150	**10,622**
enses and other	**(3,421)**	(15,228)	**(30,820)**
ts	**(17,480)**	(22,976)	**(157,477)**
notes and accounts payable	**29,408**	(5,518)	**264,937**
come taxes	**(5,252)**	(5,814)	**(47,315)**
nt liabilities	**28,213**	6,181	**254,171**
	9,001	25,299	**81,090**
	55,706	29,767	**501,856**
y operating activities	**63,225**	32,231	**569,595**
activities:			
stments	**8,132**	10,901	**73,261**
tments and collection of advances	**15,501**	5,675	**139,649**
rty, plant and equipment	**9,347**	3,036	**84,207**
vestments and advances	**(6,441)**	(12,759)	**(58,027)**
operty, plant and equipment	**(50,465)**	(44,416)	**(454,640)**
f consolidated subsidiaries	**—**	8,058	**—**
ale of consolidated subsidiaries	**(1,135)**	2,330	**(10,225)**
	(1,421)	(176)	**(12,802)**
esting activities	**(26,482)**	(27,351)	**(238,577)**
activities:			
owings	**(5,831)**	(25,160)	**(52,532)**
ong-term debt	**80,538**	125,396	**725,568**
bt	**(109,950)**	(88,236)	**(990,541)**
	(5,827)	(5,881)	**(52,495)**
k	**(23)**	(853)	**(207)**
ovided by financing activities	**(41,093)**	5,266	**(370,207)**
nges on cash and cash equivalents	**(4,750)**	(4,351)	**(42,793)**
cash and cash equivalents	**(9,100)**	5,795	**(81,982)**
of newly consolidated subsidiaries	**—**	1,290	**—**
at beginning of six-month period	**319,753**	259,682	**2,880,658**
at end of six-month period	**¥310,653**	¥266,767	**$2,798,676**

'ES TO
ΓED FINANCIAL
ΓS (Unaudited)
)., Ltd. and Subsidiaries

ΓS

: been translated from yen, for
'ate of ¥111 = US$1, the approx-
change at September 30, 2003.

COUNTING STANDARDS

ial Accounting Standards
tatement of Financial
SFAS") No. 146, "Accounting
h Exit or Disposal Activities."
financial accounting and
iated with an exit or disposal
places Emerging Issues Task
94-3, "Liability Recognition for
iation Benefits and Other Costs
ing Certain Costs Incurred in a
-3").
TF 94-3 is recognition of liabili-
ith an exit or disposal activity.
hat a liability for costs associat-
al activity be recognized and
value only when the liability is
lefinition in FASB Concepts
at the date of a commitment to
Sanyo adopted the standard for
s that were initiated after
effect of adopting SFAS No.
Sanyo's consolidated financial

FASB issued FASB Interpretation
solidation of Variable Interest
n of Accounting Research
" FIN 46 provides guidance on
l financial reporting for, entities
hieved through means other
entities are known as variable
. FIN 46 applies to new entities
e effective date, as well as to
s created before February 1,
id measurement provisions of
Sanyo after June 15, 2003,
fter January 31, 2003, the
ement provisions of FIN 46 are
he adoption of FIN 46 was not
nsolidated financial statements.

CORPORATE DATA

BOARD OF DIRECTORS AND CORPORATE AUDITORS

(As of September 30, 2003)

Executive Directors

Chairman
Satoshi Iue

President
Yukinori Kuwano

Executive Directors
Toshimasa Iue
Yoichiro Furuse

Directors

Nobuaki Kumagai
Tomoyo Nonaka
Louis E. Lataif
Sadao Kondo
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka

Corporate Executive Auditors

Ryota Tominaga
Takeshi Inoue

Corporate Auditors

Sotoo Tatsumi
Hiroshi Toda

OFFICERS

(As of September 30, 2003)

Chairman & CEO
Satoshi Iue

President & COO
Yukinori Kuwano

Executive Vice President & CMO
Toshimasa Iue

Executive Vice President & CFO
Yoichiro Furuse

Executive Officers
Sunao Okubo
Hiromoto Sekino
Eiji Kotobuki
Tadahiko Tanaka

Senior Officers
Yasusuke Tanaka
Fusao Terada
Satoshi Inoue
Osamu Kajikawa
Hiroshi Ono

Officers
Akira Kan
Akiyoshi Takano
Tadao Shimada
Shosaku Kurome
Teruo Tabata
Mitsuru Honma
Shinichi Miki
Hideo Yamase
Toshiaki Iue
Takenori Ugari
Shinya Tsuda
Itsuo Nakamura
Keiichi Yodoshi
Kenzo Kurokawa
Yoshio Iwasa
Nobuaki Matsuoka
Takuya Kobayashi
Tsutomu Nozaki
Michihiro Shigeta
Tsutomu Asano
Kohei Wakayama
Katsuhisa Kawashima

ɩTED SUBSIDIARIES

, Ltd.
ıt Sales, Leasing, and Financing

., Ltd.
ɹre and Sales of Electronic Parts

Co., Ltd.
ɹre and Sales

ioning Co., Ltd.
ɹre and Sales of Air Conditioners

ns Co., Ltd.
ıre, Sales, and Installation of
nt

Corporation
ort, and Import of Electrical and

ıctors Co., Ltd.
ıre and Sales

al Equipment Co., Ltd.
Installation of Refrigerators,
es

ı., Ltd.
ɜmiconductors

ɔoration
ɜctrical Equipment

poration
re and Sales of Color TVs and

ɔoration
re and Sales of Batteries

ı) Limited
ɜctrical Equipment

:.) Co., Ltd.
miconductors

nsolidated subsidiaries—

FOUNDATION

Founded: February 1947

Incorporated: April 1950

COMMON STOCK

Authorized: 4,921,196,000 shares

Issued: 1,872,338,099 shares

Capital: ¥172,242,294,083

Number of Stockholders: 209,967

Listings: Common stock is listed on the Tokyo, Osaka, and three other domestic stock exchanges.

Overseas listings are on the Amsterdam, Frankfurt, Swiss, and Paris stock exchanges.

American Depositary Shares for common stock are quoted in the NASDAQ System in the United States.

Transfer Agent: The Sumitomo Trust & Banking Co., Ltd.,
5-33, Kitahama 4-chome, Chuo-ku,
Osaka 540-8639, Japan

(As of September 30, 2003)

HEAD OFFICE

5-5, Keihan-Hondori 2-chome, Moriguchi City,
Osaka 570-8677, Japan
Telephone: +81-6-6991-1181
Facsimile: +81-6-6991-6566 (Corporate Communications Unit)

U.S. CONTACT ADDRESS

SANYO North America Corporation
(Head Office)
2055 Sanyo Avenue, San Diego, CA 92154, U.S.A.
Telephone: +1-619-661-1134
Facsimile: +1-619-661-6795

ric Co., Ltd.

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